 Eterna Therapeutics Inc.
1035 Cambridge Street, Suite 18A
Cambridge, MA 02141

April 20, 2023

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Lauren Hamill

RE:	Eterna Therapeutics Inc. (the “Company”) Registration Statement on Form S-1 (the “Registration Statement”) Filed April 17, 2023 File No. 333-271279

Dear Ms. Hamill:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. on April 24, 2023, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Eterna Therapeutics Inc.

By:	/s/ Matthew Angel
Name: Matthew Angel
Title: Chief Executive Officer and President